

August 11, 2010

By U.S. Mail and Facsimile to: (011) 49-69-910-32066

Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70, Floor C27
D-60486 Frankfurt am Main
Federal Republic of Germany

> **RE: Deutsche Bank Aktiengesellschaft**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 1-15242**

Dear Mr. Krause,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2009 Form 20-F

Update on Key Credit Market Exposures – Mortgage Related Exposure, page 68

1. Please revise future filings to discuss the nature of your hedges and other protection purchased. Additionally, please disclose your exposure on a gross basis or quantify the amount of your hedges and other protection purchased which has reduced your exposure.

2. You disclose that you classify mortgage exposure as subprime if 50% or more of the underlying collateral are home equity loans. Please tell us how you determined that this

criterion is appropriate, how you considered other credit characteristics such as FICO score, LTV, etc. and whether you have other mortgage exposure in which the underlying mortgages have terms that may give rise to a concentration of credit risk.

3.   Please tell us in detail and revise future filings to disclose the criteria you use to classify your mortgage exposure as Alt-A.

Note 1 Significant Accounting Policies

Repurchase and Reverse Repurchase Agreements, F-33

4.   We note you disclose that securities delivered under repurchase agreements are not derecognized from the balance sheet unless the risks and rewards of ownership are relinquished.

   a.   Please tell us in detail and revise future filings to clearly disclose whether you have derecognized any securities delivered in your repurchase agreements.

   b.   If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the periods presented and discuss how you calculated the average amount.

Note 16 Equity Method Investments, page F-99

5.   Please revise future filings to provide additional information regarding the three transactions with Deutsche Postbank AG to help investors understand the reasons for and objectives of each transaction and to understand the financial and other risks associated with them. Specifically provide color on the rationale for any transaction that resulted in a loss at inception. We note you disclose that a liability was recorded at the inception of the put/call structure.

6.   You disclose that the issuance of 50 million new common shares in connection with the acquisition of a minority stake in Deutsche Postbank AG resulted in a share capital increase of €128 million. Please tell us in detail how you accounted for this transaction and identify the accounting guidance that supports you treatment. Specifically explain the amounts recognized on your balance sheet, any gains or losses recorded and how you measured the amounts.

7.   You disclose that the mandatorily-exchangeable bond is reported as part of the equity method investment and the net fair value of the derivative liability resulting from the put/call structure was added to the acquisition cost of the equity method investment. It

also appears that you recognize mark to market gains and losses from these financial instruments through your income statement. Please tell us in detail how you accounted for these transactions and identify the accounting guidance that supports your treatment. Specifically tell us in detail and revise future filings to:

a. clarify how you recognized and measured these financial instruments at inception,
b. clarify how you recognize and measure these financial instruments subsequent to inception,
c. quantify the amounts recorded at inception and at December 31, 2009 and June 30, 2010, and
d. clarify where you present the carrying values on your balance sheet.

8. Please tell us in detail and revise future filings to disclose the total cost of your equity method investment related to Deutsche Postbank AG and the material components that comprise your investment. Also explain how you accounted for any difference between the cost of the investment and your share of the net fair value of the associate's identifiable assets and liabilities.

9. On page 77, you disclose that you recorded mark-to-market gains of €476 million from your derivatives related to the acquisition of shares and mark-to-market gains of €352 million from the put/call options to increase our investment. Pleases tell us and clarify in future filings the nature of the derivatives related to the acquisition of shares.

10. You disclose that the impairment test based on the discounted cash flow model did not indicate an impairment of the Deutsche Postbank AG investment. Please provide us with a summary of your discounted cash flow model, identify the inputs and significant assumptions that most impacted the value, provide a qualitative and quantitative description of these inputs and assumptions, and provide a sensitivity analysis based upon reasonable alternative assumptions. Also, tell us if the inputs and significant assumptions were consistent with those that would be used by a market participant in deriving future cash flows. Lastly, explain why you believe it is reasonable that the fair value of your equity method investment based on public price quotations was significantly below the cost of your equity method investment but your impairment analysis based on your discounted cash flow analysis indicated there was no impairment.

Leverage Ratio (Target Definition), page S-19

11. Please revise future filings to discuss the nature of the differences in netting provisions applicable to U.S. GAAP and IFRS.

12. You disclose that you adjust total equity under IFRS to reflect fair value gains and losses on all own debt to provide an adjusted ratio that is more comparable to certain of your competitors which use U.S. GAAP and designate all of their own debt at fair value.

Please tell us who your competitors are that use U.S. GAAP and designate all of their debt at fair value which provides the support for this adjustment.

July 27, 2010 Form 6-K – Exhibit 99.1

General

13.   Please tell us in detail and revise future filings to describe the nature of the €270 million charge related to Ocala Funding LLC, a commercial paper vehicle, and tell us how you measured the loss.

Update on Key Credit Market Exposures, page 17

14.   Please tell us in detail the facts and circumstances related to the revision of your measurement of credit exposure in the Other U.S. residential mortgage business. We note the revision primarily relates to the Alt-A loan category.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3474 if you have any questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant